UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

GFI Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

361652 20 9

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 361652 20 9

1	Name of Reporting Persons/ I.R.S. Identification No. of Above Persons Jersey Partners Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 47,664,240

	7	Sole Dispositive Power

	8	Shared Dispositive Power 47,664,240

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,664,240

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 41%

12	Type of Reporting Person CO

CUSIP: 361652 20 9

1	Name of Reporting Persons/ I.R.S. Identification No. of Above Persons N-Two LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 47,664,240

	7	Sole Dispositive Power

	8	Shared Dispositive Power 47,664,240

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,664,240

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 41%

12	Type of Reporting Person OO

CUSIP: 361652 20 9

1	Name of Reporting Persons/ I.R.S. Identification No. of Above Persons Magnetic Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 47,664,240

	7	Sole Dispositive Power

	8	Shared Dispositive Power 47,664,240

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,664,240

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 41%

12	Type of Reporting Person OO

CUSIP: 361652 20 9

1	Name of Reporting Persons/ I.R.S. Identification No. of Above Persons Michael A. Gooch

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 47,815,090*

	7	Sole Dispositive Power

	8	Shared Dispositive Power 47,815,090*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,815,090*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 41%

12	Type of Reporting Person IN

*Includes 54,336 shares of Common Stock that are held for the benefit of Mr. Gooch’s wife, 1,320 shares of Common Stock owned by Mr. Gooch’s children, 42,104 shares of Common Stock which are held by the Gooch Investment Trust.  Mr. Gooch disclaims beneficial ownership with respect to these shares.

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: GFI Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 55 Water Street New York, NY 10041

Item 2.
	(a)	Name of Persons Filing: Jersey Partners Inc. N-Two LLC Magnetic Management LLC Michael A. Gooch
	(b)	Address of Principal Business Office or, if none, Residence: For all persons listed in Item 2(a) above: 569 Middle Road Bayport, NY 11705
	(c)	Citizenship: For Jersey Partners Inc.: New York For N-Two LLC and Magnetic Management LLC: Delaware For Michael A. Gooch: Florida
	(d)	Title of Class of Securities: Common
	(e)	CUSIP Number: 361652 20 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: See the response to Item 9 on the attached cover page(s).
(b) Percent of class: See the response to Item 11 on the attached cover page(s).
(c) Number of shares as to which the Reporting person has:
(i) Sole power to vote or direct the vote: See the response to Item 5 on the attached cover page(s).
(ii) Shared power to vote or direct the vote: See the response to Item 6 on the attached cover page(s).
(iii) Sole power to dispose or direct disposition of: See the response to Item 7 on the attached cover page(s).
(iv) Shared power to dispose or direct disposition of: See the response to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013

Jersey Partners Inc.

	By:	/s/ Michael A. Gooch
	Name:	Michael A. Gooch
	Title:	President

N-Two LLC
	By:	Jersey Partners Inc., its managing member

	By:	/s/ Michael A. Gooch
	Name:	Michael A. Gooch
	Title:	President

Magnetic Management LLC
	By:	Jersey Partners Inc., its sole member

	By:	/s/ Michael A. Gooch
	Name:	Michael A. Gooch
	Title:	President

Michael A. Gooch

/s/ Michael A. Gooch